Credit Suisse US Government Money Fund

Ceasing control of Credit Suisse US Government Money Fund:

As of October 31, 2003, CSWP MONEY FUND SETTLEMENT ("Shareholder") owned 18,926,427.020 shares of the Fund, which represented 81.46% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 7,104,345.860 shares on September 24, 2004 (the "Transaction").
It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.